TRANSCRIPT MEDIACALL 21 December 2010

Mr Feike Sijbesma, CEO/Chairman of DSM Managing Board
Mr Stephan Tanda, Member of the Managing Board/Life Sciences Clusters
Mr Rolf-Dieter Schwalb, CFO/Member of DSM Managing Board
Mr Herman Betten, Senior External Communications Manager

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Mr Betten: Good morning ladies and gentlemen and welcome to the conference call on the announcement of the signing of the definitive agreement for the acquisition by DSM of all of the outstanding shares of Martek in an all-cash transaction.

Sitting here with me are Mr Feike Sijbesma, CEO and Chairman of the Managing Board, Mr Rolf-Dieter Schwalb, CFO and Member of the Managing Board and Mr Stephan Tanda, Member of the Managing Board and responsible of the Life Sciences Clusters. They will elucidate the details of this announcement and after that answer your questions.

We will speak today about our intention to launch a tender to acquire all outstanding shares of Martek. The tender offer described in our news release has not yet been commenced. This news release and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Martek. At the time the tender offer is commenced DSM and its wholly-owned subsidiary, Greenback Acquisition Corporation, intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer and Martek intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. DSM, Greenback Acquisition Corporation and Martek intend to mail these documents to the stockholders of Martek. These documents will contain important information about the tender offer and stockholders of Martek are urged to read them carefully when they become available. Stockholders of Martek will be able to obtain a free copy of these documents (when they become available) and other documents filed by Martek, DSM or Greenback Acquisition Corporation with the Securities and Exchange Commission at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from the information agent named in the offer to purchase or from DSM.

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This presentation contains certain forward looking statements that involve a number of risks and uncertainties. Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such statements. Such risks and uncertainties include: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many Martek stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied of waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; any conditions imposed in connection with consummation of the tender offer and the merger; satisfaction of various other conditions to the completion of the tender offer and the merger contemplated by the merger agreement; and other risk factors as set forth from time to time in DSM's annual Report and in filings with the SEC including, but not limited to, Part I, Item 1A of Martek's Form 10-K for the fiscal year ended October 31, 2009, other Martek reports on Form 10-K, Form 10-Q and Form 8-K and, when made, DSM's Schedule TO and related documentation and Martek's Schedule 14D-9 to be filed in connection with the tender offer. The inclusion of a forward-looking statement herein should not be regarded as a representation by DSM or Martek that DSM's or Martek's objectives will be achieved. DSM and Martek undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

Please also refer to slide 3 of the presentation that was attached to our email press release of this morning in regard to these forward-looking statements that may be included in our discussion today. This presentation can also be found on the investor section on our website.

After this very lengthy introduction I would like to hand over the call to Feike Sijbesma.

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Mr Sijbesma: Thank you, Herman and thank you, ladies and gentlemen, welcome to this conference call. Before we answer your questions let me provide you with an overview of this morning's announcement to tell you why we are so excited about the acquisition of Martek Biosciences in the United States.

We are delighted today to announce a significant step forward for our Nutrition cluster with the acquisition of what we believe is a major new growth platform for our Nutrition business. The acquisition of Martek is entirely consistent with DSM's growth strategy as a Life Sciences and Material Sciences company. This is our first major acquisition since we announced our new strategy DSM in Motion, driving focus growth of September last.

Particularly, we feel that this acquisition fits very well with our emphasis on the opportunities in natural ingredients, in this case PUFAs, Polyunsaturated Fatty Acids, like […] Many of you will be unfamiliar with Martek and its products. Perhaps it is good if I give you a short introduction before we dive into the details.

Martek is a US-based producer of high value products from microbial sources namely LG and Fungi that promote health and wellness through nutrition. It was founded in 1985, employs about 600 people and is headquartered in Colombia, Maryland, in the United States. Martek is a leader in the field of so-called PUFAs. These are natural ingredients used for instance in infant formula as well as food and beverages, feeds and other nutritional supplements. PUFAs, such as [monogastric Omega-6] have been clinically proven to have a positive impact on human health. I consider this being one of the biggest fast-growing nutritional products introduced in recent history.

DSM will pay US$ 31.5 per share for Martek, which values the business at US$ 1,087 million or about EUR 829 million. The transaction has been recommended by Martek's Board of Directors. Subject to customary conditions the tender process is expected to close in February 2011 and the transaction is expected to close in the first or second quarter of 2011, at which point Martek will become a wholly-owned subsidiary of DSM and part of the business group DSM Nutrition Products, especially in the sector Human Health and Nutrition.

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The acquisition extends DSM's capabilities beyond vitamins carotenoids, enzymes, cultures and other bio-ingredients, adding in fact a new growth platform to DSM for natural healthy PUFA nutritional ingredients like the […] gastric DHA and the Omega-6.

We believe that this is a very attractive strategic option for DSM. It positions DSM as a leader in PUFAs, especially microbial DSH and ARA for infant formula. It strengthens DSM's presence in the United States and it expands DSM's complementary technology platform in LGO and other microbial fermentations.

The company already has a long-standing relationship, as DSM supplies Martek with key-based material for its ARA-product. So culturally, the fit is very good. We know the company. Furthermore, we have complimentary IP -- Intellectual Property -- portfolios that will enhance the competitiveness of the combined businesses going forward.

Martek's growth globally will be accelerated by DSM. Global market reach, technology base and application skills by DSM can be used to accelerate its growth. Also, our insights in the food and beverages and global dietary supplements market will enhance and our strength in industrial biotechnology and related applications. When we look at what Martek does and combine that with some highly complementary technology in DSM, like our yeast and micro-organisms and enzymes and some other areas of advanced chemistry, we think the fit offers some really exciting possibilities.

To conclude, we believe that our offer of US$ 31.5 per share recognizes the value of Market. The price represents a premium of 35% compared with yesterday's closing share price. We believe that this is compelling for Market's shareholders and reflects the high quality franchise that the Martek team has built over the years.

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DSM is a unique partner for Martek and has a long-standing track record of growing global businesses in competitive environments. We are truly excited to announce this transaction, which we believe fully supports DSM's growth strategy as a Life Sciences and Material Sciences company. It is entirely consistent with the strategy of the Nutrition Cluster, called continued value growth, which are focused on natural and healthy ingredients adding in fact today with this acquisition a new growth platform for natural health to provide nutrition ingredients. We believe there are tremendous growth synergies by bringing our two organizations together, particularly DSM will be able to leverage its global infrastructure, to build on Martek's strong position in infant formula and in the US and develop this further. It will be immediately accretive to our earnings by EUR 0.15 to EUR 0.20 to the earnings per share for DSM on a full year's basis and it will accelerate our growth and our progress towards achieving our profitability targets for 2013, as we have formulated September last.

We have announced a lot of strategic progress in the last few weeks. Just a bit more than a week ago we announced the sale of DSM Elastomers to Lanxess and in fact therefore finalized our divestment process and created this new DSM. Last Friday, we announced our joint venture with Sinochem in the area of DSM Anti Infectives. I can just tell you that being here, at the end of 2010, we feel very good about the achievements. The ambitious targets we have set ourselves and the acquisition of Martek is indeed driving our Focus Growth.

With that, I would like to open the floor for questions.

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QUESTIONS AND ANSWERS

❖	Aaron Gray Block - Reuters

Good morning. An interesting deal this morning! Just wondering, first, how much in synergies do you expect from the deal?

Mr Tanda: We do not give a specific number. This deal is mainly about growth and top-line acceleration primarily in the following areas. One is infant nutrition outside of the United States, secondly food and beverage applications globally, thirdly dietary supplement applications globally and fourthly, feed. The main benefits are that Martek is primarily a United States based organization and in order to develop these growth areas they would have to add significant infrastructure globally. We of course have that infrastructure in place and will be able to accelerate growth.

Of course, there are cost synergies also that we will realize but in the context of the overall transaction there are not as important as the revenue synergies.

Mr Gray Block: If you are saying that you have infrastructure in place there is not that investment needed to bring Martek into DSM's operations?

Mr Tanda: That is correct.

Mr Gray Block: Thank you. I have just another question. You have mentioned a target of EUR 0.20 to EUR 0.20 EPS accretion. What is contingent on obtained the EUR 0.20 accretion?

Mr Schwalb: That is not a target in that sense. We can calculate that. Why is it a range and not an absolute number? Because in mergers like this at the end there is always what is called under IFRS a 'merger accounting', which has to be applied and which includes specific revaluations of the balance sheet of the target company. That has to be done with the accountants [ .. no sound ] some discussion on how much you value the plant equipment, the customer list and, how much do you value the intangibles? What is the remaining goodwill? These various parts [… no sound] are depreciated on a different timescale. So, there is some uncertainty and that is why we only qualify in range. It is a sort of target and it will be in that range.

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Mr Gray Block: Thank you.

Mr Sijbesma: It is good to note that this deal is then accretive from the very beginning.

Mr Schwalb: Yes, this is quite unusual. Normally, you have cash accretive from the beginning but this also is the case. We did not talk about it because our cash at the moment, you know the big cash […] we have. We earned very little income. So, it was highly cash accretive from the beginning but it is also EPS-accretive from year 1 on the full year basis. That is normal. We have always said that our target is that acquisitions should be EPS-accretive from year 2.

Mr Gray Block: Thank you. I will come back with questions later on. Thanks very much!

Mr Sijbesma: In that sense we think it is a very good deal for our shareholders!

❖	Jeroen Molenaar - Bloomberg

Gentlemen, good morning! Thank you for taking our questions. I have two questions to start with. First, we have been battering you for two years to make acquisitions. Last week you finished your disposal program and one week later you make the biggest acquisition in seven years. Is this a Christmas present to us, journalists? If not, why the hurry?

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Mr Sijbesma: Is it a coincidence that we come with all things together or not? The answer is yes and no. On deals that you do both on the divestment side as well on the partnership side -- like with Sinochem -- and on the acquisition side it takes always two to tango. The divestment of Elastomers of Lanxess, the deal with Anti Infectives with Sinochem and this deal with Martek: every time it takes two to tango. It is absolutely not possible to able to plan exactly when those deals come. So, it is a little bit of a coincidence that they come all together in one week's time.

However, it is not completely a coincidence since we have worked very hard, especially when we announced our new strategy in September to get all things up, running and done. A couple of times we announced that we wanted to finalize our whole divestment process, as we promised many times before, before the end of 2010. We managed to do so.

Already when we started announcing our strategy and the partnership of Anti Infectives we said that we wanted to do that as soon as possible. We need a partner in India or China and we are very happy with the announcement of Sinochem.

We also said we need to do acquisitions. As Rolf-Dieter said, we have quite a strong balance sheet and quite a strong cash position. So, we also worked hard to find the right acquisition candidate.

So, it is a little bit of a coincidence that it is all in one week but on the other hand it is not, because it is due to our own efforts.

Mr Molenaar: But if you say you are going to spend about US$ 1 billion this year, how much do you have left for 2011 of Rolf-Dieter's strong balance sheet?

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Mr Schwalb: As we have discussed already last week in the context of the two other big announcements, there are of course estimates that we can spend up to EUR 2.5 billion without any problem. If want to lever up a little bit more we could even go somewhat higher. So, the estimates now are in the order of magnitude of EUR 2.5 billion to EUR 3 billion. This one is roughly EUR 800 million, so there is still quite something left. We want to continue of course looking for acquisitions. This is the first but of course, as Feike already explained, we also need to have the right time for that, to find the other targets and to also have an agreement at a certain point in time. That is not limited to 2011.

Mr Molenaar: Now you have made a big one this year do you rule out such a big one in 2011? Will those be smaller than this one?

Mr Schwalb: No, we do not rule out anything, as normal and as you know. We will see what will happen and what we can do.

Mr Molenaar: My last question for now is that according to our system -- the Bloomberg system -- Martek had an EBITDA of US$ 85.78 million last fiscal year. That would value this deal at 12.7 times Martek's EBITDA. Is that correct?

Mr Schwalb: Yes and no. They had a big restructuring charge connected with the acquisition of Amerifit also if you take it on a full year basis, because Amerifit was also acquired during last year. So, the full price was paid and obviously with our offer we also pay the full price for that acquisition. If you take a full year Amerifit assumption and you also take an assumption of their cash position at closing, the EBITDA margin in hindsight will be roughly 8.

Mr Molenaar: Thank you very much!

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❖	Harm Luttikhedde - Dow Jones

Good morning! How fast has this market segment been growing and is expected to be growing in the next couple of years?

Mr Tanda: PUFAs is a well-established category although it is still for food ingredients in its early stage of development. It has been growing high double digits over the past ten years or so. We fully expect it to continue to grow in these double digits.

Mr Lutikhedde: My second question: could you tell anything about the conditions for completion of the deal?

Mr Tanda: We had a long introduction from Herman that gives all the legal words to that but fundamentally, we pay that from cash that we have. There are no financing conditions. We do not expect any anti-trust issues but it all needs to be seen as the process evolves. The transaction should be fairly smooth.

Mr Schwalb: But the full text of what Herman was reading at the beginning, both parts i.e. the forward-looking statement and the other part, the very legal texts you can find fully on the website in the presentation, which was also published this morning together with the press release. So, if you want to read that again, look it up and you will find everything in there that we have to say today. I fully agree that you cannot reconnect all that text. I cannot either; I also have to read it and have it typed in front of me.

Mr Luttikhedde: Thank you.

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❖	Jeroen Molenaar - Bloomberg

I have a quick follow-up. DSM was already a supplier to Martek. For how long have you been looking at Martek to actually buy the company?

Secondly, I understand Martek already supplies to companies like Kellogg's and Meat Johnson. Are you planning to add other big customers like Unilever or Danone to this?

My last question is more a concern. What else can we still expect this year?

Mr Sijbesma: Yes, we have known Martek already for maybe 15 years plus, when we started supplying one of the raw materials for their Omega-6 ARA. So, we have known the company already for many years.

How long did we look for this acquisition? Of course, we do not reveal the whole process but it is for the recent history that we have been in contact with Martek on this deal.

Is Martek supplying to large infant formula and other food companies? That is correct. Of course, we want to expand that and look at other companies that we can supply. Martek is mainly in the US-based and DSM of course has a global network in Nutrition. Obviously, we will introduce the products of Martek globally to all kinds of other companies. Of course, as you expect, we will not mention names. You mentioned names but we will not repeat those because we never repeat the names exactly of the customers. But in infant formula, there are six big companies in the world dominating that market, so that it not a secret. But we want to expand that also into the food and beverage area. Then companies like you mentioned are of course in that category.

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More news to come this year? This year still has six or nine days to go but I do not know. Six days come as they come. I do not have a clue as to whether what new announcements are there. Some people take a holidays, also in this company.

Mr Molenaar: Let's hope so! Thank you, gentlemen!

❖	Aaron Gray Block - Reuters

[bad sound]
Jeroen asked some more questions regarding customers and so forth, but just Martek […] Those directors will come on board by DSM, I assume. Any job losses […] on both companies?

Mr Sijbesma: No, we do not expect any job losses and indeed, the key management team will come on board.

Mr Gray Block: Thank you very much!

❖	Andrew Noell - Bloomberg

Good morning! As a Chief Executive you have set a flurry of chemical deals, somewhat surprising rather this year-end. Logistically, are you trying to close this deal before Christmas just to make things clear and tidy? I am just wondering in the wider context why so many deals get done right at the end because you do not want them … through the holiday and losing the pace of them, or what?

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Mr Sijbesma: No, there is any connection to this deal and Christmas. That connection should not be made nor with the month of December or the finishing of the year. As I said in the beginning, it is just a coincidence that all the deals come together at year-end. On the other hand, as I said before, it is not a coincidence because our team in DSM has worked very hard to get all those things up and running. We have announced in September last a very ambitious strategy. We want to finalize the transformation of DSM and we worked very hard of course to finalize that before the end of 2010, as promised to the outside world. And we are happy to do so.

We all knew that we need to do something in the Pharma-area, especially with Anti Infectives and that this needed to happen in India and China. We have been working on that. We are happy that we could announce that with Sinochem.

Also on the acquisition side. As we said, this will not be the last acquisition of DSM. More will follow. When exactly I do not know. How big, I do not know. But we work also in the area of acquisitions because we have the cash to grow the company. This acquisition fully fits into the strategy of DSM. We want to be strong in Nutrition and growing and this offers a new growth platform into Nutrition. That is exactly what you want. The company is more into the US than outside the US. That is great because we can leverage that. And the company brings us strongly into infant formula, which is a very nice market to be in. So, I think all kinds of good news. I cannot help it; we have a lot of good news at year-end.

Mr Noell: Just a quick one. I think you have mentioned in the past Personal Care Chemicals as something interesting. Can I just get a brief comment on that area of the business and if it is still of interest, given today's deal?

Mr Sijbesma: All those segments are very interesting for us. Today, we talk more about infant formula and the area of healthy nutritional ingredients. That is a very interesting area for us. But also the area of Personal Care Ingredients is also interesting for us. So, we have several positions in this whole field of Life Sciences, Personal Care, Health Products, et cetera, et cetera. If we see opportunities in that area, that field, then we will grab them. As we also said before, we will also look for opportunities that are not only strategically fitting with the company -- this one does very much -- but also creating value for our shareholders. What is very important on this deal -- like Rolf-Dieter said -- and what is rather unusual is that from the very beginning it is EPS-accretive. Also that a criterion for us: can we provide value for our shareholders. We also do that with this deal.

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Mr Noell: Thank you very much!

Mr Betten: On that note I would like to close this call, because we are running out of time. Thanks everyone for joining. The presentation can be found on the website and you all know where to find me for additional information. Have a nice day!

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End of call.

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